                                            October 8, 2008

Ms. Heather Clark
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549

Re:      Golden State Petroleum Transport Corporation
File No. 333-26227
Item 4.01 Form 8-K
Filed August 14, 2008

Dear Ms. Clark:

By letter dated August 18, 2008, the Staff of the Securities and Exchange Commission (the “Staff”) presented comments to the Form 8-K filed by Golden State Petroleum Transport Corporation (the “Company”) on August 14, 2008.  On behalf of the Company, we hereby submit the Company’s response to your letter.  For your convenience, the numbered paragraph of this response corresponds to the numbered paragraph of your letter, which we have inserted in bold.

1.
Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K.  It is not sufficient to state that the company “determined not to renew the engagement” of the accountant, as that wording is unclear to a reader.  Disclose the date your relationship ended.  Your revised Form 8-K should include an updated letter from your former auditor addressing your revised disclosure as an exhibit.

The Company confirms that it will file an amended Form 8-K clarifying that the Company’s former auditor was dismissed and including an updated letter from the former auditor.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to telephone the undersigned at (212) 574-1223 or Edward Horton of this office at (212) 574-1265 with any questions.

                                        Very truly yours,

Seward & Kissel LLP

By: /s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

cc:        Kate Blankenship
Golden State Petroleum Transport Corporation

SK 02089 0007 924725